Panex Resources Inc.
30 Ledgar Road
Balcatta, Western Australia
6021

VIA EDGAR

August 26, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Anne Nguyen Parker

Dear Ms. Parker:

Re:	Panex Resources Inc. (the “Company”)
Amendment #1 to Registration Statement on Form S-1
Filed June 3, 2011
File No. 333-172375
Form 10-K for Fiscal Year Ended August 31, 2010
Filed December 4, 2010
File No. 0-51707

Further to your comment letter dated June 20, 2011, enclosed for filing are copies each of the following documents:

1.	Form S-1/A – 2nd Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate);
3.	this response letter (in duplicate).

Also, I confirm that these documents have been filed via EDGAR.

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

Correspondence - Page - 1

General

1.	The Company confirms that it has made parallel changes to all affected disclosure in this Form S-1/A, and will do so as well in future filings under the Exchange Act.

Amendment No. 1 to Registration Statement on Form S-1

General

2.
The Company has made appropriate disclosure in relation to the absence of an IRS Employer Identification Number (“EIN”) and its effect on the Company’s activities.  The Company notes that its officer Mr Susmit Shah spoke with SEC’s Mr Sirimal Mukerjee on Thursday, June 30, 2011 and explained that the legal advice received by the Company indicates that an EIN is not necessary for the Company whilst it is not carrying on any activity in the United States.

3.
The Company reiterates that it is not a blank check corporation.  It has a history of having conducted exploration activity on a number of mineral properties in the past.  As is typical of companies in the minerals sector, the Company had raised capital, expended funds on mineral exploration and is now seeking to raise new capital with which to identify, assess and explore new mineral projects

Disclosure has now been expanded to indicate the estimated timeline for the execution of the Company’s business plan.   Disclosure has also now been expanded to indicate why the Company’s management believes that it can successfully execute this plan.

4.	Clarification in relation to the two executive officers has now been made.

Prospectus Summary, page 5

5.	The commentary in the section referred to in your letter has now been expanded.

6.	Disclosure has been updated to discuss the effects of the cease trade order.

Use of Proceeds, page 13

7.	The required revisions have now been made. A new table has been inserted showing how funds earmarked for exploration activity will be expended.

Disclosure of Property, page 24

8.	The disclosure has been amended to remove reference to “director”.

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I trust the above to be satisfactory.  If you have any questions or require anything further contact Rene Daignault at 604-648-0527 or rene@rhdlawcorp.com.

Sincerely,

Panex Resources Inc.

Per:  /s/ Klaus Eckhof

Klaus Eckhof
Director, Chief Executive Officer,
President, and
Principal Executive Officer

Correspondence - Page - 3